UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934

                    (Amendment No. ___)*


                         Simtrol Inc.

                      (Name of Issuer)

                         Common Stock
               (Title of Class of Securities)

                         829205202
                       (CUSIP Number)

                      October 14, 2005
   (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 829205202

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bushido Capital Master Fund, LP

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     a.   []
     b.   []

3.   SEC Use Only

4.   Citizen or Place of Organization

     Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   Sole Voting Power		261,336 common shares

     6.   Shared Voting Power		0 common shares

     7.   Sole Dispositive Power	261,336 common shares

     8.   Shared Dispositive Power	0 common shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

		261,336 common shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares []


11.  Percent of Class Represented by Amount in Row 9

		6.5%

12.  Type of Reporting Person
		PN


Item 1.
(A)  Name of Issuer

		Simtrol Inc.

(B)  Address of Issuer's Principal Executive Office

		2200 Norcross Parkway, Suite 255
		Norcross, GA 30071

Item 2.
(A)  Name of Persons Filing
		Bushido Capital Master Fund, LP

(B)  Address of Principal Executive Office or if none, Residence
		M&C Corporate Services Ltd., Ugland House,
		South Church Street, George Town,
		Grand Cayman, Cayman Islands

(C)  Citizenship
		Cayman Islands

(D)  Title of Class of Securities
		Common Stock, Par Value $0.001

(E)  CUSIP Number
		829205202

Item 3.
		Not Applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)  Amount Beneficially Owned:		261,336 common shares

	(b)  Percent of class:			6.5%

	(c)  Number of shares as to which the person has:
		i.   Sole power to vote or direct the vote:
				261,336 common shares

		ii.  Shared power to vote or direct the vote:
				0 common shares

		iii. Sole power to dispose or to direct the disposition:
				261,336 common shares

		iv.  Shared power to dispose or to direct the disposition:
				0 common shares

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

		Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

		Not Applicable.

Item 8. Identification and Classification of Members of the Group

		Not Applicable.

Item 9. Notice of Dissolution of Group

		Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:          October 14, 2005

Signature:     /s/ Christopher Rossman

Name/Title:	Christopher Rossman
		Managing Director
		Bushido Capital Partners, Ltd.